Exhibit 23.1

Consent of KPMG LLP

The Board of Directors
ProQuest Company:

We consent to the inclusion and the incorporation by reference in the amendment No. 5 to the Registration Statement on Form S-3 (No. 333-86434) of ProQuest Company of our report dated February 11, 2002 relating to the consolidated balance sheets of ProQuest Company and subsidiaries as of the end of fiscal years 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the fiscal years 2001, 2000 and 1999, which report appears in the fiscal 2001 annual report on Form 10-K of ProQuest Company. Our report refers to changes in the methods of accounting for certain inventory costs and revenue recognition during fiscal 2000.

We also consent to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

Detroit, Michigan
June 17, 2002